SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________)*

                        EVCI Career Colleges Incorporated
                        ---------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    26926P100
                                 --------------
                                 (CUSIP Number)

                                    Guy Spier
                                 Aquamarine LLC
                           40 West 55 Street, Suite 5A
                               New York, NY 10019
                           Tel. (212) 716-1350 (Name,
                -------------------------------------------------
                     Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Growth Fund, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

 NUMBER OF                  7        SOLE VOTING POWER     -     518,868
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     518,868
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         518,868

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8%

14       TYPE OF REPORTING PERSON

         PN

                               Page 2 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Capital Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

 NUMBER OF                  7        SOLE VOTING POWER     -     518,868
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     518,868
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         518,868

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8%

14       TYPE OF REPORTING PERSON

         HC, OO

                               Page 3 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Offshore Fund, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

 NUMBER OF                  7        SOLE VOTING POWER     -     70,755
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     70,755
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,755

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%

14       TYPE OF REPORTING PERSON

         CP

                               Page 4 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Offshore Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

 NUMBER OF                  7        SOLE VOTING POWER     -     70,755
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     70,755
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,755

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%

14       TYPE OF REPORTING PERSON

         OO

                               Page 5 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Whitney Tilson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF                  7        SOLE VOTING POWER     -     589,623
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     589,623
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         589,623

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%

14       TYPE OF REPORTING PERSON

         HC, IN

                               Page 6 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aquamarine Fund Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

 NUMBER OF                  7        SOLE VOTING POWER     -     589,623
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     589,623
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         589,623

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%

14       TYPE OF REPORTING PERSON

         CO

                               Page 7 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aquamarine Investment Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

 NUMBER OF                  7        SOLE VOTING POWER     -     589,623
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     589,623
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         589,623

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%

14       TYPE OF REPORTING PERSON

         CO

                               Page 8 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aquamarine LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

 NUMBER OF                  7        SOLE VOTING POWER     -     589,623
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     589,623
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         589,623

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%

14       TYPE OF REPORTING PERSON

         CO

                               Page 9 of 17 Pages

CUSIP No.:  26926P100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Guy Spier

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

 NUMBER OF                  7        SOLE VOTING POWER     -     589,623
   SHARES
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY
    EACH                    9        SOLE DISPOSITIVE POWER     -     589,623
 REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         589,623

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%

14       TYPE OF REPORTING PERSON

         IN

                               Page 10 of 17 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.0001 per share (the "Common Stock"), of EVCI Career Colleges Incorporated, a Delaware corporation (the "Company"), with its principal executive offices located at 35 East Grassy Sprain Road, Suite 200, Yonkers, NY 10710.

Item 2.  Identity and Background.

         The names of the persons filing this statement (the "Statement") are Tilson Growth Fund, LP ("TGF"), Tilson Capital Partners, LLC ("TCP"), Tilson Offshore Fund, Ltd. ("TOF"), Tilson Offshore Partners, LLC ("TOP"), Whitney Tilson, Aquamarine Fund Inc. ("AF"), Aquamarine Investment Management Corp. ("AIM"), Aquamarine LLC, and Guy Spier (collectively, the "Filers").

         TGF is a Delaware private investment partnership whose general partner is TCP. The address of TGF's principal business and principal office is 1165 Fifth Avenue, Suite 4C, New York, NY 10029.

         TCP is an investment management firm and serves as the general partner in TGF. The address of TCP's principal business and principal office is 1165 Fifth Avenue, Suite 4C, New York, NY 10029.

         TOF is a Cayman Islands exempted company. The address of TOF's principal business and principal office is c/o Walkers SPV Ltd., P.O. Box 908 GT, Walkers House, Mary Street, George Town, Cayman Islands.

         TOP is an investment management firm and serves as the investment manager for TOF. The address of TOP's principal business and principal office is 1165 Fifth Avenue, Suite 4C, New York, NY 10029.

         Whitney Tilson is the managing member of TCP and TOP. Mr. Tilson is a citizen of the United States. Mr. Tilson's address is 1165 Fifth Avenue, Suite 4C, New York, NY 10029.

         AF is a British Virgin Islands company. The address of AF's principal business and principal office is Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

         AIM is a British Virgin Islands company that serves as the investment manager to AF. The address of AIM's principal business and principal office is Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

         Aquamarine LLC is an investment management firm and serves as the sub-advisor to AIM. The address of Aquamarine LLC's principal business and principal office is 40 West 55 Street, Suite 5A, New York, NY 10019.

                               Page 11 of 17 Pages

         Guy Spier is the managing member of Aquamarine LLC. Mr. Spier is a citizen of Germany. Mr. Spier's address is 40 West 55 Street, Suite 5A, New York, NY 10019.

         During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Of the 1,179,246 shares of Common Stock to which this Statement relates, (a) 415,094 shares of Common Stock were acquired on August 1, 2003 in a private placement by TGF pursuant to a Subscription and Registration Rights Agreement dated August 1, 2003 ("Subscription Agreement"); (b) 56,604 shares of Common Stock were acquired by TOF on August 1, 2003 pursuant to the Subscription Agreement; (c) 471,698 shares of Common Stock were acquired by AF on August 1, 2003 pursuant to the Subscription Agreement; (d) 103, 774 shares represent warrants to purchase Common Stock acquired by TGF pursuant to the Subscription Agreement; (e) 14,151 shares represent warrants to purchase Common Stock acquired by TOF pursuant to the Subscription Agreement; and (f) 117,925 shares represent warrants to purchase Common Stock acquired by AF pursuant to the Subscription Agreement. The Filers purchased the Common Stock with working capital.

Item 4.  Purpose of Transaction.

         The Filers purchased the Preferred Stock for general investment purposes and retain the right to change their investment intent.

         Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of its shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

         Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

                               Page 12 of 17 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on August 1, 2003, TGF, TCP and Whitney Tilson were the beneficial owners of (a) 415,094 shares of Common Stock, and (b) 103,774 warrants to purchase Common Stock, which constitute in the aggregate 8% of the outstanding shares of Common Stock (based on 6,488,072 shares of Common Stock outstanding as of May 1, 2003, which in turn is based on the Company's recent filings and assumes the exercise of the warrants held by the Filers into Common Stock). As of the close of business on August 1, 2003, TOF, TOP and Whitney Tilson were the beneficial owners of (a) 56, 604 shares of Common Stock, and (b) 14,151 warrants to purchase Common Stock, which constitute in the aggregate 1.1% of the outstanding shares of Common Stock (based on 6,488,072 shares of Common Stock outstanding as of May 1, 2003, which in turn is based on the Company's recent filings and assumes the exercise of the warrants held by the Filers into Common Stock). As of the close of business on August 1, 2003, AF, AIM, Aquamarine LLC and Guy Spier were the beneficial owners of (a) 471,698 shares of Common Stock, and (b) 117,925 warrants to purchase Common Stock, which constitute in the aggregate 9.1% of the outstanding shares of Common Stock (based on 6,488,072 shares of Common Stock outstanding as of May 1, 2003, which in turn is based on the Company's recent filings and assumes the exercise of the warrants held by the Filers into Common Stock).

                  Except as described in the preceding paragraph, none of the Filers beneficially own any shares of Common Stock.

         (b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

         (c) Transactions in the Common Stock by the Filers effected in the last 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference.

         (d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Filers might be considered a group based on their mutual cooperation in acquiring the shares described above. In particular, the existence of a group may be implied considering (i) the shares were purchased through a private placement, (ii) offered exclusively to the Filers, and (iii) executed through common counsel. Notwithstanding anything to the contrary, the Filers disclaim their membership in a group.

         Except for the relationship described above, none of the Filers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

                               Page 13 of 17 Pages

Item 7.  Material to be Filed as Exhibits.

         No Exhibits have been attached.


                               Page 14 of 17 Pages

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2003



                                       TILSON GROWTH FUND, LP

                                       By: Tilson Capital Partners, LLC,
                                           General Partner


                                       By: /s/ WHITNEY TILSON
                                           -------------------------------------
                                           Whitney Tilson, Managing Member


                                       TILSON CAPITAL PARTNERS, LLC


                                       By: /s/ WHITNEY TILSON
                                           -------------------------------------
                                           Whitney Tilson, Managing Member


                                       TILSON OFFSHORE FUND, LTD.


                                       By: /s/ WHITNEY TILSON
                                           -------------------------------------
                                           Whitney Tilson, Director


                                       TILSON OFFSHORE PARTNERS, LLC


                                       By: /s/ WHITNEY TILSON
                                           -------------------------------------
                                           Whitney Tilson, Managing Member



                                           /s/ WHITNEY TILSON
                                           -------------------------------------
                                           Whitney Tilson, Managing Member


                               Page 15 of 17 Pages

                                       AQUAMARINE FUND INC.


                                       By: /s/ SIMON GUSTAV SPIER
                                           -------------------------------------
                                           Simon Gustav Spier, Director


                                       AQUAMARINE INVESTMENT MANAGEMENT CORP.


                                       By: /s/ SIMON GUSTAV SPIER
                                           -------------------------------------
                                           Name:  Simon Gustav Spier
                                           Title: Director


                                       AQUAMARINE, LLC


                                       By: /s/ GUY SPIER
                                           -------------------------------------
                                           Guy Spier, Managing Member



                                           /s/ GUY SPIER
                                           -------------------------------------
                                           Guy Spier, Managing Member


                               Page 16 of 17 Pages

                                                                                                       SCHEDULE I


                                     Schedule of Transactions in the Shares
                                     --------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                                        Price
                                          No. of         per
  Purchaser             Date              Shares        Share                           Comment

-----------------------------------------------------------------------------------------------------------------
     TGF           August 1, 2003         415,094       $2.12           Shares acquired in a private placement
-----------------------------------------------------------------------------------------------------------------
     TGF           August 1, 2003         103,774        n/a           Warrants acquired in a private placement
-----------------------------------------------------------------------------------------------------------------
     TOF           August 1, 2003          56,604       $2.12           Shares acquired in a private placement
-----------------------------------------------------------------------------------------------------------------
     TOF           August 1, 2003          14,151        n/a           Warrants acquired in a private placement
-----------------------------------------------------------------------------------------------------------------
      AF           August 1, 2003         471,698       $2.12           Shares acquired in a private placement
-----------------------------------------------------------------------------------------------------------------
      AF           August 1, 2003         117,925        n/a           Warrants acquired in a private placement
-----------------------------------------------------------------------------------------------------------------


                               Page 17 of 17 Pages